Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RECEIPT OF NASDAQ CONTINUED LISTING DEFICIENCY NOTICE

Tel Aviv, Israel, June 28, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that that it has received written notification from the Nasdaq Stock Market (“Nasdaq”) dated June 26, 2018, indicating that the Company is no longer in compliance with the continued listing requirement under Nasdaq Listing Rule 5450(b)(3)(C) because the market value of its publicly held shares (“MVPHS”) was below $15,000,000 for 30 consecutive business days. Under Nasdaq rules, publicly held shares is defined as shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10% of the total shares outstanding of the Company.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the applicable grace period to regain compliance is 180 calendar days, or until December 24, 2018. The Company can cure this deficiency if the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days during the grace period.

According to the Nasdaq notice to the Company, in the event the Company does not regain compliance within 180 calendar days, the Company may consider applying to transfer its securities to The Nasdaq Capital Market assuming it meets the Capital Market's continued listing requirements.

The Company intends to monitor its MVPHS during the prescribed grace period and is considering all options that would allow its ordinary shares to remain listed on Nasdaq. During this time, the Company’s ordinary shares will continue to be listed and trade on Nasdaq. The Company’s business operations are not affected by the receipt of the notification.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com